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                          November 18, 2021

       Brendan Flood
       Chairman and Chief Executive Officer
       Staffing 360 Solutions, Inc.
       641 Lexington Avenue, 27th Floor
       New York, New York 10022

                                                        Re: Staffing 360
Solutions, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 12,
2021
                                                            File No. 333-261020

       Dear Mr. Flood:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennie
Beysolow at (202) 551-8108 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services